NOBLE CORPORATION
13135 South Dairy Ashford, Suite 800, Sugar Land, Texas 77478
January 22, 2009
Via facsimile and EDGAR

Ms. Laura Nicholson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St, NE
Washington, D.C. 20549

Re:	Noble Corporation
Preliminary Proxy Statement on Schedule 14A
Filed December 22, 2008
File No. 1-31306
Dear Ms. Nicholson:
     We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by facsimile dated January 15, 2009 relating to the above-referenced filing of Noble Corporation. For your convenience, our responses are generally prefaced by the Staff’s corresponding comments in bold text. Where applicable, our responses indicate the additions or revisions we will include in the definitive proxy statement. We are providing the Staff with courtesy copies of changed pages of the preliminary proxy statement marked to show all changes made since the preliminary proxy statement was originally filed, together with copies of this memorandum.
Unbundling
     We note that comments 6 and 7 of the Staff relate to the issue of unbundling. Below we address unbundling as it generally relates to the proposed transaction and then address comments 6 and 7 separately.
     Generally, the legal systems in the Cayman Islands and Switzerland are significantly different. These differences make it impossible to create organizational documents of Noble-Switzerland that are identical, or even substantially similar, to the organizational documents of Noble-Cayman. Nevertheless, we have attempted to prepare the organizational documents of Noble-Switzerland to preserve, in all material respects, the allocation of rights and powers between the shareholders and the Board as such allocation exists under the organizational documents of Noble-Cayman. We have disclosed all of the material differences between the companies’ respective organizational documents in the proxy statement. We believe that all material differences are (i) either required by Swiss law or result from differences between the corporate laws of the Cayman Islands and the corporate laws of Switzerland, (ii) related to the reincorporation process, and (iii) therefore an integral part of the approval of our reincorporation in Switzerland.
     Notwithstanding the foregoing, we recognize that two of the provisions of the Articles of Association of Noble-Switzerland appear on their face to present concepts that are not part of the Noble-Cayman Memorandum and Articles of Association. In an effort to even more closely approximate the allocation of rights and powers between shareholders and the Board that exists under the Noble-Cayman organizational documents within the confines of the Swiss legal system and to address the concerns of the Staff regarding unbundling, we have removed two provisions from the Noble-Switzerland Articles of Association — the restriction on a shareholder’s ability to vote shares that exceed 15% of the capital of Noble-Switzerland, and the minimum share capital ownership requirement for adding agenda items — even though we believe there is a clear rationale for their inclusion.
     Further, under Cayman Islands law, the only votes that may occur at the meeting convened by the Grand Court to consider the Scheme of Arrangement by which the transaction is to be accomplished are the vote to approve the Scheme of Arrangement and related transaction and, if necessary, the vote to approve the adjournment proposal. If other matters to be voted upon, such as those the Staff highlighted in comments 6 and 7, are to be voted upon separately (even with each being cross-conditioned on the other and the approval of the Scheme of Arrangement), then Noble-Cayman would be required to convene a separate meeting (an extraordinary general meeting) for those other matters with a separate proxy card and separate notice to shareholders (though we are advised by our Cayman Islands counsel that we could utilize one proxy statement to cover both meetings). Also, if each of those matters were to be broken out as separate items for consideration by shareholders of Noble-Cayman, we believe that the disclosure in the proxy statement and the vote on the various proposals would become unnecessarily confusing to shareholders.
     As a result, we believe that it would be inappropriate and confusing to shareholders to separate these matters. In order to provide the Staff further support for our position, we have more particularly addressed Staff comments 6 and 7 below.
Comparison of Rights of Shareholders, page 56

6.	Please advise whether, and if so, how, the following differences reflected in the charter documents of Noble-Switzerland, when compared to the articles of association of Noble Caymans, are related to your reincorporation in Switzerland:

Response:	We have set forth below an explanation for each individual item identified by the Staff in its comments.

•	the decrease in authorized shares and the lack of authorized preferred shares, as described under “Capitalization” at page 56;

Response:	Authorized Capital. The concept of authorized capital differs in Switzerland compared to the Cayman Islands. Under Swiss law, there are two types of capital that may be issued to increase the number of shares outstanding — authorized capital and conditional capital. Conditional capital is subject to specific limitations on the purposes for which the shares can be issued. Authorized capital is not subject to such limitations and is similar to authorized, but unissued capital of a Cayman company.

The authorized capital of Noble-Cayman is 400,000,000 shares, meaning the Board of Noble-Cayman may issue shares at any time and from time to time without shareholder approval so long as the maximum number issued and outstanding does not exceed 400,000,000. Noble-Switzerland may have approximately 280,000,000 shares outstanding (including the 15,000,000 treasury shares that would be held by Noble-Cayman) immediately after the consummation of the transaction. The “authorized capital,” meaning the number of shares the Board of Noble-Switzerland may issue without further shareholder approval, will be 50% of this amount, or approximately 140,000,000 shares. Fifty percent is the maximum amount that can be established as “authorized capital” under Swiss law.

It may appear that the number of shares the Board of Noble-Switzerland may issue without shareholder approval exceeds the number that the Noble-Cayman Board may currently issue (140,000,000 shares of authorized capital of Noble-Switzerland, compared to approximately 120,000,000 shares currently available of the 400,000,000 authorized shares under the Noble-Cayman Memorandum of Association). However, while shares repurchased by Noble-Cayman are cancelled and returned to authorized and unissued capital and may be “re-issued” by the Board without shareholder approval, this is not the case under Swiss law. The Board of Noble-Switzerland may not issue more shares from authorized capital than the 50% maximum number set forth in the Articles of Association of Noble-Switzerland.

In addition, there are other limits under Swiss law and the Noble-Switzerland Articles of Association on the ability of the Board of Noble-Switzerland to issue authorized capital. The Board of Noble-Switzerland must obtain the approval of shareholders every two years to re-authorize the authorized capital. Furthermore, shareholders of Noble-Switzerland will have preemptive rights to buy their pro rata share of any issuance of such authorized capital unless one of the specific exceptions set forth in the Articles of Association applies. In these ways Swiss law provides shareholders with continuing input into the amount of authorized capital. Given the foregoing, we do not consider the impact on shareholder rights to be material with regard to authorized capital and we do not believe that a separate vote is appropriate.

Authorized Preferred Shares. There is no concept under Swiss law of “blank check” preferred stock. Therefore, the Articles of Association of Noble-Switzerland do not contain any provision for preferred stock authorized for issuance by the Board of Noble-Switzerland. Creation and issuance of such shares requires shareholder approval under Swiss law and the Articles of

Association of Noble-Switzerland. Given that the absence of authorized, blank check preferred stock results from Swiss law, we do not believe that a separate vote is appropriate.

•	the authorization of the board of directors to withdraw or limit the preemptive rights with respect to the issuance of registered shares from authorized capital, as described under “Preemptive Rights and Preferred Subscription Rights” at page 57;

Response:	Shareholders of Noble-Cayman do not have preemptive rights. Therefore, the Articles and Memorandum of Association of Noble-Cayman do not address preemptive rights. On the other hand, Noble-Switzerland is required under Swiss law to provide shareholders with preemptive rights. The board of directors of a Swiss company is, however, permitted to limit preemptive rights under certain circumstances. The circumstances under which the Board of Noble-Switzerland may limit shareholders’ preemptive rights are set forth in Noble-Switzerland’s Articles of Association and are intended to provide the Noble-Switzerland Board flexibility with regard to the issuance of shares in certain types of transactions in order to replicate the flexibility afforded the Noble-Cayman Board under Cayman law and the Articles and Memorandum of Association of Noble-Cayman. As a result, we do not believe that a separate voting item for this provision would be appropriate.

•	the differences in the vote required to remove directors, as described under “Removal of Directors” at page 65;

Response:	Shareholders of Noble-Cayman cannot remove directors, except for cause. It is not possible under Swiss law to so limit the power of shareholders to remove directors. The higher quorum and vote requirements in the Articles of Association of Noble-Switzerland are intended to act as a substitute for the “for cause” requirement. Consequently, we do not believe the provisions are materially different in terms of shareholder rights, and we do not believe that a separate voting item is appropriate.

•	the differences in the parties who may call extraordinary meetings of shareholders, as described under “Extraordinary Meetings of Shareholders” at page 70;

Response:	The differences are the additions of shareholders owning 10% or more of the outstanding shares and the auditor as parties who may call extraordinary meetings of the shareholders of Noble-Switzerland. These additions are required under Swiss law. We do not believe that a separate voting item for these differences would be appropriate.

•	the differences in setting the record date for general shareholder meetings, as described under “Record Dates for Shareholder Meetings” at page 70;

Response:	These differences result from requirements of Swiss corporate law. We do not believe that a separate voting item for this provision would be appropriate.

•	the requirement that only shareholders with a certain level of ownership in your share capital may request that an item be included on the agenda of a general meeting of shareholders, as described under “Director Nominations; Proposals of Shareholders” at page 70;

Response:	We have determined that Noble-Switzerland may under Swiss law eliminate this requirement and will revise the Articles of Association of Noble-Switzerland and the proxy statement to eliminate the requirement. Copies of the revised pages are being delivered separately to the Staff as Attachment 1.

•	the differences in the requirements for adjournment of shareholder meetings, as described under “Adjournment of Shareholder Meetings” at page 71;

Response:	These differences result from requirements of Swiss corporate law. We do not believe that a separate voting item for this provision would be appropriate.

•	the voting restrictions imposed on shareholders who own shares representing fifteen percent or more of Noble-Switzerland’s share capital, as described under “Voting Rights” at page 71;

Response:	The provision was intended to provide the Board of Noble-Switzerland a device that is similar in effect to a shareholder rights plan or “poison pill”, which is prohibited under Swiss corporate law.

Nevertheless, in order to more closely retain the allocation of rights and powers among the Board and shareholders as exists under the Noble-Cayman organizational documents, and to address the Staff’s concerns regarding unbundling, we have elected to eliminate the restriction and will revise the proxy statement accordingly. Copies of the revised pages are being delivered separately to the Staff as Attachment 2.

•	the super-majority voting provisions to approve certain matters, as described under “Voting Rights” at page 71; and

Response:	All the provisions of Article 21 para. 1 of the Noble-Switzerland Articles of Association, other than subparagraph d, which has been removed as a result of our elimination of the voting restrictions described above, are required by Swiss law (these provisions are discussed at the bottom of page 72 and the top of page 73 of the proxy statement). As a result, we do not believe that a separate voting item for these provisions would be appropriate.

Other than as specified below, the super-majority voting provisions described in the middle of page 73 of the proxy statement were changed because the applicable “dual quorum” provisions in the Noble-Cayman Articles of Association are not permitted by Swiss law. The Noble-Switzerland super-majority voting and quorum requirements are designed to provide a close approximation to the voting and quorum requirements in the Noble-Cayman Articles of Association using methods permitted by Swiss law. These provisions are in Article 21 para. 2 and 3 of the Noble-Switzerland Articles of Association.

Certain of Noble-Switzerland’s super-majority voting and quorum requirements in its Articles of Association do not relate to the dual quorum and voting requirements in the Noble-Cayman Articles of Association. Nevertheless, we believe that these are appropriate methods of accounting for differences between Cayman and Swiss corporate law.
•	Regarding amending the super-majority voting and quorum requirements in the Articles of Association (the last bullet on page 73 and the third bullet on the top of page 75 of the proxy statement) — we believe that the amendment of the provisions establishing the super-majority voting and quorum requirements should generally require at least the same vote and quorum as set forth by those provisions. Otherwise, shareholders could amend the super-majority vote and quorum provisions to enable them to approve a matter under a lower vote and/or quorum threshold. We view this as a mechanical change.

•	Regarding amending the director and officer indemnification provisions (the second to last bullet on page 73 and the last bullet on the top of page 75 of the proxy statement) — under the Noble-Cayman Articles of Association, any amendment or repeal of the indemnification provision would be prospective in effect only and would not affect any rights to indemnification that had accrued previously. We are advised by Swiss counsel that there is little experience under Swiss law with indemnification provisions in the articles of association of a Swiss company; and that, therefore, the effect of an amendment of the provision is uncertain. The increased quorum is intended to make it more likely that the provisions will not be changed so as to protect directors and officers who may rely on the availability of indemnification.

•	Regarding the removal of a serving member of the board of directors, see our Response to “the differences in the vote required to remove directors, as described under “Removal of Directors” at page 65” above.
•	the quorum requirements described under “Quorum Requirements” at page 75.

Response:	The quorum requirements are discussed under the previous item above.

For all such provisions not related to the reincorporation process, please revise your proxy card to present each matter apart from the proposal to approve the merger. Also revise your filing to discuss separately each such matter, using appropriate headings.

7.	We note your disclosure that the counterparts of some provisions that are included in Noble-Cayman’s articles of association are included in Noble-

Switzerland’s by-laws. We also note your disclosure that Noble-Switzerland’s board of directors can amend by-law provisions without shareholder approval, a power Noble-Cayman’s board of directors does not have with respect to the Noble-Cayman memorandum and articles of association. Provide for a separate vote for these changes, such as the “fair price provisions” related to business combinations with interested shareholders, or explain why you believe a separate vote would not be necessary.

Response:	We have been advised by Swiss counsel that under Swiss corporate law a formally valid delegation of the management of the company to individual members of the Board or third parties, such as officers, must occur in accordance with organizational by-laws. Swiss law also stipulates that the by-laws, and not the articles of association, must govern the organization and management of the company, determining the positions required with respect thereto, defining the duties of such management, and regulating, in particular, the reporting obligations. Furthermore, the Board must retain exclusive authority over the ultimate management of the company, establishing the organization of such management, and maintaining the ultimate supervision of the management. Under Swiss law, these powers are inalienable and shall not be exercised by the general meeting of shareholders. Therefore, it would be inappropriate to include the items appearing in the by-laws of Noble-Switzerland in the Articles of Association of the company; provided, however, that the “fair price provisions” are of a nature that could be included in the Articles of Association. However, such provisions would be unusual, if not unheard of, in the articles of association of a Swiss company. As a result, we have elected to include them in the by-laws.

We do not believe that the inclusion of the “fair price provisions” in the by-laws and the resulting ability of the Board to amend the provisions are material. The applicability of the “fair price” provision as set forth in the Noble-Cayman Articles of Association to any particular Interested Shareholder may be eliminated by the Board of Noble-Cayman; therefore, the operability of these provisions has always been within the purview of the Board. As a result, we do not believe that affording the Board of Noble-Switzerland the right to change these provisions in the by-laws of Noble-Switzerland represents a material change from the rights of the Board under the Noble-Cayman Articles of Association.
     The balance of this letter addresses the other comments raised by the Staff. As is the case above, our responses are prefaced by the Staff’s corresponding comments, which appear in bold text.

General

1.	It appears that your submission should be identified as a filing on PREM14A rather than PRE 14A.

Response:	The migration of the publicly traded parent company of the Noble group of companies from The Cayman Islands to Switzerland is to be effected by Schemes of Arrangement, which must be approved by the Grand Court of the Cayman Islands. Therefore, the operative legal mechanism to effect the transaction is not a merger or acquisition. We believe that any future preliminary filings should be designated “PRER14A.”

2.	You indicate that approval of the Transaction requires the “affirmative vote of a majority in number of the holders . . . present and voting at the meeting, whether in person or by proxy, representing 75% or more in value of the ordinary shares present and voting at the meeting, whether in person or by proxy . . . .” Please revise at each place you discuss the vote requirement to clarify the separate thresholds that must be satisfied and the effect of the requirements. For example, it appears from the current version of the disclosure that (1) those holding substantially fewer than 50% of the outstanding ordinary shares could constitute a quorum and (2) an even smaller group that is a subset of that quorum could approve the transaction. We may have additional comments.

Response:	The quorum requirement is different from the required vote. It is disclosed in the proxy statement (pages 13 (Summary—Meeting of Members—Quorum) and 78 (The Meeting of Members—Record Date; Voting Rights; Vote Required for Approval)), that Noble-Cayman
“will not petition the Grand Court of the Cayman Islands to sanction the Transaction unless members holding a majority of the outstanding Noble-Cayman ordinary shares are present in person or by proxy at the meeting. . . .”

Therefore, it is not possible for a quorum to consist of holders holding fewer than 50% of the outstanding ordinary shares of Noble-Cayman.

The voting requirement for approval of the transaction is also set forth in the letter to members, and on pages 6, 13, 30 and 79 of the proxy statement. The required vote has two parts:
(1)	a majority in number of the holders of Noble-Cayman ordinary shares present and voting on the proposal must approve the proposal

and

(2)	the holders voting to approve the proposal must represent at least 75% in value of the Noble-Cayman ordinary shares present and voting on the proposal.

Because a simple majority will constitute a quorum, and the affirmative vote of the holders of only 75% in value of the shares present and voting is required for approval, it is possible as you suggest that the proposal could be approved by holders of less than 50% of the outstanding ordinary shares of Noble-Cayman. We will revise the proxy statement to clarify this point. Copies of the revised pages are being delivered separately to the Staff as Attachment 3.

3.	We note your disclosure that as part of the transactions described in your proxy statement, Noble-Switzerland will issue 15 million shares to Noble-Cayman for future use to satisfy your obligation to deliver shares in connection with awards granted under your employee benefit plans and other general corporate purposes. Please clarify why it is necessary for Noble-Switzerland to issue these “treasury shares” to Noble-Cayman for such purposes.

Response:	The treasury shares issued in exchange for the capitalization of Noble-Switzerland by Noble-Cayman in the share exchange will not be subject to an issuance tax that would otherwise be imposed in Switzerland on the issuance of such shares. These treasury shares can then be delivered by Noble-Cayman under employee benefit plans or for other general corporate purposes without incurring the Swiss issuance tax. We will revise the proxy statement to disclose this information. Copies of the revised pages are being delivered separately to the Staff as Attachment 4.

4.	We note your disclosure that in connection with the transaction, Noble-Cayman shareholders will waive all claims and rights they may have with respect to Noble-Switzerland’s issuance of the treasury shares in the transaction and authorize the exchange agent to contribute the treasury shares to Noble-Cayman as part of the transaction. Please advise whether shareholder approval is required with respect to such issuance. If such approval is required, please revise your proxy card to separate such matter from the proposal to approve the merger and revise your filing to provide disclosure regarding such issuance as a separate proposal with its own heading. See Exchange Act Rule 14a-4(a) and Rule 14a-4(b)(1).

Response:	A separate vote on the issuance of the treasury shares is not required under Cayman Islands law or Noble-Cayman’s Articles of Association. Under Swiss law, shareholders generally have preemptive rights with regard to the issuance of new shares.

Preemptive rights can be waived by the shareholders. At the time of issuance of the 15 million treasury shares by Noble-Switzerland, the only shareholder of Noble-Switzerland will be Noble-Cayman, which intends to waive preemptive rights with respect to the issuance of the 15 million treasury shares to Noble-Cayman; therefore, no additional waiver by persons who become Noble-Switzerland shareholders by reason of the transaction is required. Nonetheless, in order to make it clear that shareholders of Noble-Cayman who become shareholders of Noble-Switzerland after the transaction is effective will not have any claims or rights with respect to the 15 million treasury shares or the subsequent delivery of such shares by Noble-Cayman to any party, a waiver of any such claims and rights has been included in the Scheme of Arrangement relating to the transaction. The Scheme of Arrangement will be binding on shareholders of Noble-Cayman once approved by the Grand Court of the Cayman Islands and the final order is filed with the Grand Court. Therefore, as indicated in the proxy statement, a vote to approve the transaction will have the effect, through the Scheme of Arrangement, of a waiver by shareholders of any claims and rights with respect to the treasury shares.
Risk Factors, page 18

5.	We note your disclosure at page 31 that upon the completion of the transaction, the formation of Noble-Switzerland to own all of the outstanding ordinary shares of Noble-Cayman may be deemed an event of default under the terms of the unsecured revolving bank credit facility of Noble-Cayman. Please include appropriate disclosure in a new risk factor regarding the related material risks, or explain why you omit this disclosure.

Response:	We have obtained the necessary waiver from the requisite lenders under the revolving credit facility. We will revise the proxy statement to provide that these waivers have been obtained so that no default or event of default under the change in ownership event of default in the credit facility will result from consummation of the transaction. Copies of the revised pages are being delivered separately to the Staff as Attachment 5.
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     We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call the undersigned or Gerry Spedale of Baker Botts L.L.P. (713-229-1734) if you have any questions about the above responses, or require any further information. We appreciate your prompt attention to this matter.

Sincerely, /s/ William Turcotte William Turcotte Senior Vice President and General Counsel Noble Corporation

cc:	Mr. H. Roger Schwall Mr. Timothy Levenberg